180 LIFE SCIENCES CORP.

3000 El Camino Real, Bldg. 4, Suite 200

Palo Alto, CA 94306

BY EDGAR

August 11, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attn:   Jessica Ansart & Laura Crotty

Re:	180 Life Sciences Corp.
Post-Effective Amendment No. 1 to Form S-1
Filed August 2, 2021
File No. 333-249539

Dear Sir / Madam:

On behalf of our client, 180 Life Sciences Corp. (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated August 9, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 that the Company filed with the Commission on August 2, 2021 (File No. 333-249539) (the “Registration Statement”).

The Company is responding to the Staff’s comments by proposing to file a Post-Effective Amendment No. 2 to the Registration Statement, as set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1 General

We note that the Form S-1 declared effective on November 2, 2020 (the “Original Registration Statement”) registered the resale of 9,108,836 shares of common stock and that you seek to now register the resale of an additional 175,000 common shares via post-effective amendment. Please explain why you believe you are able to do so in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities Act Rule Compliance and Disclosure Interpretation 210.01.

Response

When the Company filed the Original Registration Statement, such registration statement registered, among other things, the resale of an aggregate of 2,592,195 shares of the common stock, par value $0.0001 per share, of the Company (“Common Stock”), issuable upon the conversion of certain secured convertible 10% original issue discount promissory notes in the aggregate principal amount of $4,713,077.39 (after giving effect to the 10% original issue discount), plus interest thereon at the rate of 10% per annum for one year, that were issued to investors pursuant to (A) a Securities Purchase Agreement dated June 12, 2020 by and between the Company and the investors signatory thereto (the “June SPA”) and (B) a Securities Purchase Agreement dated September 8, 2020 by and between the Company and Alpha Capital Anstalt (the “September SPA”; and such investor under the September SPA, “Alpha”). The number of shares registered for resale with respect to the notes issued pursuant to the June SPA and the September SPA was based on a floor conversion price (after giving effect to potential anti-dilution adjustments) of $2.00 per share.

More specifically, of the shares of Common Stock that were registered for resale on the Original Registration Statement upon the conversion of the secured convertible promissory notes, 611,112 shares were registered for resale by Alpha upon the conversion of $1,111,111 principal amount of secured convertible promissory notes that were issued to Alpha pursuant to the September SPA (the “Alpha Notes”), plus accrued and unpaid interest thereon, based upon a conversion price of $2.00 per share. Of such 611,112 shares of Common Stock that were registered for resale by Alpha upon conversion of the Alpha Notes, a total of 333,352 shares of Common Stock had been issued to it prior to the date of the Mutual Release & Settlement Agreement dated July 31, 2021 by and between the Company and Alpha (the “Settlement Agreement”), of which a total of 94,960 shares of Common Stock were still held by it at such time, and a total of $316,111.11 principal balance of the Alpha Notes remained outstanding immediately prior to the Settlement Agreement (the “Remaining Note Balance”). A total of 277,760 shares of Common Stock that had been registered on the Original Registration Statement for resale by Alpha upon conversion of the Alpha Notes had not been issued to Alpha and thus remained available.

Following the determination by the Board of Directors of the Company on January 28, 2021 that the consolidated financial statements of the Company, which were prepared by the former management of the Company, for the interim period ended June 30, 2020, which were included in the Original Registration Statement, should no longer be relied upon due to errors in the consolidated financial statements and the related disclosures and should be restated, the Original Registration Statement (and the prospectus contained therein) became unavailable for the resale of the shares of Common Stock thereunder. The unavailability of the Original Registration Statement (and the prospectus contained therein) constituted a default under the June SPA and the September SPA, as well as under the secured convertible promissory notes that were issued thereunder and the Registration Rights Agreements that were entered into in connection therewith. On February 5, 2021, the Company filed an Amendment No. 1 to its Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2020 to address these issues.

In order to resolve the disputes that had arisen between the Company and Alpha relating to the defaults under the September SPA and the Alpha Notes, on July 31, 2021, the Company and Alpha entered into the Settlement Agreement. Pursuant to the Settlement Agreement, in full and complete consideration for all amounts owed by the Company under the Alpha Notes and related agreements, including the September SPA, including the conversion of the Remaining Note Balance, all penalties, fees and other costs or expenses, including, but not limited to, events of default, Alpha agreed to exchange the Alpha Notes for 150,000 shares of Common Stock (“Conversion Shares”) and a warrant (the “Warrant”) to purchase 25,000 shares of Common Stock. The Settlement Agreement specifically states that the Conversion Shares shall be treated as “Conversion Shares” under the Alpha Notes, with all the rights and privileges thereof. The Settlement Agreement is more fully described in a Current Report on Form 8-K that the Company filed with the Commission on August 2, 2021 (the “August 8-K”). The Settlement Agreement was filed as Exhibit 10.1 to the August 8-K and the form of Warrant was filed as Exhibit 4.1 to the August 8-K.

Based upon the foregoing, it is our belief that the Conversion Shares that were issued to Alpha pursuant to the Settlement Agreement should be considered as part of the shares of Common Stock that were registered for resale by Alpha upon conversion of the Alpha Notes (including conversion of the Remaining Note Balance) pursuant to the Original Registration Statement, and not as newly registered shares. Subject to your concurrence with this position, the Company will file a Post-Effective Amendment No. 2 to the Registration Statement to remove the 150,000 Conversion Shares as additional shares being registered, and also to remove the resale of the 25,000 shares of Common Stock issuable upon exercise of the Warrant (which shares underlying the Warrant will remain unregistered and not part of the Registration Statement). To be clear, no additional securities would be registered on Post-Effective Amendment No. 2 to the Registration Statement.

We would appreciate your response to the proposed approach outlined above at your earliest convenience. If you have any further questions or comments, or would like to discuss this response letter, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:  Ozan Pamir